UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

TXO Partners, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

87313P103

(CUSIP Number)

Keith A. Hutton

c/o TXO Partners, L.P.

400 West 7th Street

Fort Worth, TX 76102

(817) 334-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87313P103	13D	Page 1 of 6 pages

1	Names of Reporting Persons Keith A. Hutton
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,000,215
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,000,215
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,215
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person IN

CUSIP No. 87313P103	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Units representing limited partner interests (the “Common Units”), of TXO Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive office is located at 400 West 7th Street, Fort Worth, TX 76102.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Keith A. Hutton (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is 400 West 7th Street, Fort Worth, TX 76102. The Reporting Person’s present principal occupation is President of Production and Development and Director of TXO Partners GP, LLC, the general partner of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Person acquired 35,651,747 Series 5 Preferred Units and 38,861,962 Common Units of the Issuer (the “Common Units”) in exchange for equity securities of the predecessor of the Issuer. In connection with the closing of the IPO on January 26, 2023, the Series 5 Preferred Units held by the Reporting Person were automatically converted into 35,651,747 Common Units. On January 31, 2023, the Issuer effected a 1-for-25.33 reverse unit split.

On November 10, 2023, the Reporting Person purchased 180,000 Common Units at a price of $17.60 per Common Unit. On June 28, 2024, the Reporting Person purchased an additional 878,000 Common Units in an underwritten offering at a price of $20.00 per Common Unit. The Reporting Person used personal funds for each of these acquisitions.

Item 4.	Purpose of Transaction.

Lock-Up Agreement

In connection with the Underwriting Agreement dated as of June 28, 2024, by and among the Issuer, TXO Partners GP, LLC, a Delaware limited liability company, and Raymond James & Associates, Inc., as the sole underwriter (the “Underwriting Agreement”), the Reporting Person agreed that he will not (i) offer, sell, contract to sell, pledge, grant any option to purchase

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or otherwise dispose of (collectively, a “Disposition”) any Issuer securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Issuer securities held by him or acquired by him after June 28, 2024, or that may be deemed to be beneficially owned by him (collectively, the “Lock-Up Securities”), pursuant to the Securities Act of 1933 (the “Securities Act”) and the Securities and Exchange Act of 1934, for a period commencing on June 28, 2024 and ending sixty (60) days thereafter, inclusive (the “Lock-Up Period”), without the prior written consent of the underwriter or (ii) exercise or seek to exercise or effectuate in any manner any rights of any nature that the Reporting Person has or may have hereafter to require the Issuer to register under the Securities Act the Disposition of any of the Lock-Up Securities held by him, or to otherwise participate as a selling security holder in any manner in any registration effected by the Issuer under the Securities Act, during the Lock-Up Period.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of thereof, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and he intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or, subject to the restriction in the Lock-Up Agreement, retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors of TXO Partners GP, LLC (the “Board”), and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Units; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

CUSIP No. 87313P103	13D	Page 4 of 6 pages

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 4,000,215

•	Percent of Class: 10.4%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 4,000,215

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 4,000,215

•	Shared power to dispose or direct the disposition of: 0

The Reporting Person is the record holder of the Common Units reported herein.

The above percentage is based on 38,413,332 Common Units outstanding as of the date hereof, as disclosed on the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on June 27, 2024.

(c)	Except as described in Item 3, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Units.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4 hereof, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 87313P103	13D	Page 5 of 6 pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K filed on June 28, 2024).

CUSIP No. 87313P103	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2024

By:	/s/ Keith A. Hutton
Name: Keith A. Hutton